

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 20, 2011

Via Facsimile and U.S. Mail

Ms. Rosemary Quinn
CNA Surety Corporation
333 S.Wabash Avenue, 41st Floor
Chicago, Illinois 60604

      Re: CNA Surety Corporation
             Schedule 14D-9
             Filed May 11, 2011
             File No. 5-51709
             Schedules 14D-9/A filed May 16 & 17, 2011
             File No. 5-51709

             Schedule 13e-3 filed by CNA Surety Corporation, Surety Acquisition Corporation, Continental Casualty Company, The Continental Corporation, and Loews Corporation
             File No. 5-51709

Dear Ms. Quinn:

      We have limited our review of the above referenced filings to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedules 14D-9 and 14D-9/A

Recommendation of the Special Committee and Board of Directors, page 7

1. Please clarify to whom you are addressing the fairness determination. Revise all the disclosures regarding fairness of the transaction throughout the document to address fairness to <u>unaffiliated</u> shareholders. *See* Question and Answer #19 in Exchange Act Release No. 34-17719.

2. Please clarify further why the filing party decided to accept the proposal by CNA Financial and undertake the going private transaction at this time. Refer to Item 1013 (c) of Regulation M-A.

3. Refer to Item 1014(b) of Regulation M-A. Please clarify whether the Board independently addressed each of the factors identified in Item 1014(b) and Instruction 2 to Item 1014 of Regulation M-A. Note that if the Board has based its fairness determination on the analysis and discussion of factors undertaken by others, such as the special committee or financial advisor, the Board must <u>expressly adopt</u> this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. To the extent the Board did not adopt another person's analysis and discussion, or such other analysis and discussion does not address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. *See* Question & Answer No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

Background of the Offer, page 8

4. Please provide further disclosure in this section of material items discussed related to (i) the Milliman Report and/or (ii) discussions that occurred between the financial advisors and/or the Special Committee and CNA Financial on March 29, 2011 after the Special Committee proposed to Mr. Mense an offer price of $27.79 per share.

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   Mark Gerstein, Esq.
                        Latham & Watkins LLP